December 6, 2018

Aamer Sarfraz
Chief Executive Officer
Draper Oakwood Technology Acquisition Inc.
c/o Draper Oakwood Investments, LLC
55 East 3rd Ave.
San Mateo, CA 94401

       Re: Draper Oakwood Technology Acquisition Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 17, 2018
           File No. 001-38204

Dear Mr. Sarfraz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Jeffrey Rubin